Exhibit 99.1

 News Release
B2Gold Secures New US$350 Million Revolving Credit Facility

Vancouver, May 20, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce it has secured a new $350 million Revolving Credit Facility. All dollar figures are in United States dollars unless otherwise indicated.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as Sole Lead Arranger and Sole Bookrunner, will act as the Administrative Agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as Mandated Lead Arrangers. Final closing of the facility and the availability of funds under it remains subject to completion of customary closing conditions and delivery of collateral.

The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The term for the New RCF will be four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s 3.25% Convertible Senior Subordinated Notes initially due on October 1, 2018 remain outstanding or the maturity date of the Convertible Notes has not been extended to at least 90 days after May 20, 2019.

Proceeds from the loan will be used to repay the Company’s existing $200 million Revolving Credit Facility (the “Existing Credit Facility”) ($125 million drawn as at March 31, 2015) and for general corporate purposes.

The Company believes that closing of the New RCF coupled with strong anticipated operating cashflows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project (completion anticipated late 2017), based on current assumptions, including current gold prices.

These current forecasts indicate that the initial facility amount of $350 million will also be sufficient to enable the Company to meet its stated objective of always maintaining available cash resources of at least $100 million on hand through the course of construction and up to the commencement of operations at Fekola. However, the accordion feature of the New RCF would also provide the Company with additional flexibility to access additional funding in the future for other corporate activities without the carrying cost of paying undrawn commitment fees.

Otjikoto Mine, Namibia

With the rapid ramp up of the Otjikoto Mine in Namibia, commercial production was declared February 28, 2015, one month earlier than scheduled.

The new low cost production for Otjikoto, combined with production from the Company’s other mines, has the Company on track to meet guidance with gold production increasing from approximately 390,000 ounces in 2014 to between 500,000 and 540,000 ounces in 2015 with cash operating costs projected to be between $630 and $660 per ounce.

The expansion of the Otjikoto plant to 3 million tonnes per year, to be completed in September 2015, will result in increased gold production to approximately 200,000 ounces in 2016 and approximately 210,000 ounces in 2017 at the mine.

The Fekola Project, Mali

The Company plans to release the results of the Fekola Project (Mali) Final Feasibility Study in June 2015. Road construction commenced in February and remains ahead of schedule. Based on current assumptions, the Fekola Project should produce in excess of 300,000 ounces of gold per year, with the first full year of production projected in 2018. The Company expects the Final Feasibility Study to indicate robust economics for Fekola.

Including Fekola production, on a consolidated basis and based on current assumptions, the Company is projecting approximately 900,000 ounces of gold production in 2018. With the low cash operating costs projected for Otjikoto and Fekola the consolidated cash operating costs will continue to decline.

ON BEHALF OF B2GOLD CORP.

“Michael Cinnamond”
Senior Vice President of Finance and Chief Financial Officer

For more information on B2Gold please visit the Company’s website at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including the anticipated final closing of the New RCF, the availability of the accordion feature and potential increase in available funds under the New RCF, the repayment of the Existing Credit Facility, whether the New RCF will provide sufficient funds for construction of the Fekola Project and to meet the Company’s objective of having $100 million on hand, anticipated operating cash flows and gold price and the potential development of the Fekola Project and timing of it. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the ability of the Company to satisfy the conditions for final closing of the New RCF and to receive funding under it and to obtain additional funds under the accordion feature of the New RCF; whether the Company’s 3.25% Convertible Senior Subordinated Notes will remain outstanding on the maturity date of the convertible notes and not been extended; the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.